The Multi-Strategy Growth & Income Fund                          Northern Lights Distributors, LLC

February 21, 2012

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

The Multi-Strategy Growth & Income Fund

1933 Act File No. 333-174909

1940 Act File No. 811-22572

Ladies and Gentlemen:

On behalf of The Multi-Strategy Growth & Income Fund (the "Registrant"), we hereby electronically file, Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2.  The purpose of this filing is to provide additional information, including financial statements, and to make conforming edits in response to SEC Staff comments.

On behalf of the Registrant and Northern Lights Distributors, LLC, the Registrant's principal underwriter, the Registrant hereby requests acceleration of the effective date of the Amendment to the Registrant's Registration Statement on the date submitted or, in the alternative, acceleration to the earliest possible time after the date submitted.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call please contact JoAnn M. Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Very truly yours,

The Multi-Strategy Growth & Income Fund

Northern Lights Distributors, LLC

By:

/s/ Brent R. Rivard

By:

/s/ Brian Nielsen

Brent R. Rivard

Brian Nielsen

Treasurer

President and Secretary